1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : September 10, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC August 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – Sep. 10, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for August 2018: On a consolidated basis, revenues for August 2018 were approximately NT$91.06 billion, an increase of 22.4 percent from July 2018 and a decrease of 0.9 percent from August 2017. Revenues for January through August 2018 totaled NT$646.78 billion, an increase of 5.8 percent compared to the same period in 2017.

TSMC August Revenue Report (Consolidated):

(Unit:NT$ million)

Period	August 2018	July 2018	M-o-M Increase (Decrease) %	August 2017	Y-o-Y Increase (Decrease) %	January to August 2018	January to August 2017	Y-o-Y Increase (Decrease) %
Net Revenues	91,055	74,371	22.4	91,917	(0.9)	646,781	611,298	5.8

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017
Aug.	Net sales	91,055,038	91,917,167

Jan. - Aug.	Net sales	646,781,444	611,297,969

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	53,281,279	30,217,250

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands) :

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	372,500,386	2,554,648

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	48,198,721
	Mark to Market Profit/Loss	233,601
	Unrealized Profit/Loss	(102,384)
Expired Contracts	Notional Amount	319,023,086
	Realized Profit/Loss	(863,931)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,382,641
	Mark to Market Profit/Loss	(26,306)
	Unrealized Profit/Loss	(234,315)
Expired Contracts	Notional Amount	143,439,805
	Realized Profit/Loss	(760,030)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	520,409
	Mark to Market Profit/Loss	(663)
	Unrealized Profit/Loss	(5,708)
Expired Contracts	Notional Amount	2,177,494
	Realized Profit/Loss	(8,975)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,197,855
	Mark to Market Profit/Loss	7,618
	Unrealized Profit/Loss	21,835
Expired Contracts	Notional Amount	48,733,300
	Realized Profit/Loss	631,489
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	534,060
	Mark to Market Profit/Loss	3,415
	Unrealized Profit/Loss	(1,268)
Expired Contracts	Notional Amount	3,899,359
	Realized Profit/Loss	16,679
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(123,353)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	11,346,720
	Mark to Market Profit/Loss	13,545,101
	Unrealized Profit/Loss	(41,496)
Expired Contracts	Notional Amount	41,156,420
	Realized Profit/Loss	132,159
Equity price linked product (Y/N)		N